Exhibit 99.1

Nano Dimension Launches NaNoS (“NaNo-Services”) Digital Fabrication for Prototyping of 3D-Printed Electronics in its new USA HQ

Shortening Supply Chains Trend Lead to Successfully Printed First Order of PCBs for Prototyping Breathing-Support-Ventilators

South Florida, April 20, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) / Printed Electronics (PE) provider, announced today that NaNoS, its fabrication facility for converting customers’ designs to proof-of-concepts, prototypes and short production runs of High-Performance Electronic Designs (Hi-PEDs) is fully operational in Nano Dimension’s USA HQ in South Florida. The Company is expanding similar NaNoS operations for APAC in Hong Kong and for Europe in Israel.

Shortening supply chain emerges as an urgent need of the electronic industry, coming into focus as a result of the current events. Overnight fabrication capability will now be available for North American customers. NaNoS only uses AME and PE, and accordingly it will be a unique service for the needs of a wide range of Hi-PEDs.

One of NaNoS’s first successful orders was prototyping PCBs, used for new breathing-support-ventilators in order to answer the present crisis, demanding fast response and short supply chain. Nano Dimension has successfully printed, overnight, fully functional PCBs for this purpose.

Simultaneously, direct sales, customer care, application engineering support, technical support and accounts-management will be performed by Nano Dimension teams from the new HQ in South Florida. The direct sales channel represents Nano Dimension’s goal to be in interactive ongoing contact with prospects and customers.

“Supporting DragonFly LDM machines’ sales and the new NaNoS is our transition to direct sales channel strategy, now in execution in cooperation with only selected high-quality resellers. It is aimed to enable us to be swifter in providing optimal solutions for specific needs of prospects and customers for printed electronics,” said Amit Dror, co-Founder and Chief Customer Success Officer of Nano Dimension. “We intend to leverage the recent trends, following the recent events, leading to shortening the supply chains and bringing back production to the United States and Europe. Our DragonFly LDM digital prototyping-fabrication machines are a fast-to-market, ecologically friendly and economically efficient solution to complement or replace low-cost high-volume manufacturers in Asia. The ability to protect IP and electronic designs in-house and economically develop high-mix-low volume production capabilities in a short-supply-chain are an important added value proposition for customers wishing not to be exposed and dependent.”

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the establishment of NaNoS, expanding similar NaNoS operations for APAC in Hong Kong and for Europe in Israel, that overnight fabrication capability will be available for North American customers, services to be performed by Nano Dimension teams from the HQ in South Florida, that the transition in direct sales channel strategy will enable Nano Dimension to be swifter in providing optimal solutions for specific needs of prospects and customers in printed electronics, leveraging recent trends, and shortening the supply chains and bringing back production to the United States and Europe. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com